Neovasc Reducer™ and Tiara™ Program to be Highlighted at Leading Industry Virtual Conferences

VANCOUVER and MINNEAPOLIS, MN via NEWMEDIAWIRE -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina, announced today that the Neovasc Reducer™ ("Reducer") and Tiara™ ("Tiara") program will be featured at two industry conferences this month.

At the PCR e-Course, being held June 25-27, Tiara TA (transapical), Tiara TF (transfemoral/transseptal) systems and Reducer will be featured in three separate sessions:

o  Session:        The Reducer-I Study, Narrowing of the Coronary Sinus
Channel:      Hotline and Innovation
Date:              Friday, June 26, 9:58am ET
Presenter:      Stefan Verheye, M.D., PhD, ZNA Middelheim, Antwerpen

o  Session:        TMVI with Tiara: Transapical Results and Transseptal Design
Channel:      Abstracts and Cases
Date:              Thursday, June 25, 10am ET
Presenter:      Lenard Conradi, M.D., University Heart Center Hamburg

o  Session:        Current Evidence for the Interventional treatment of INOCA patients
Channel:      Case-Based Learning
Date:              Friday, June 26, 6:30am ET
Presenters:    Shmuel Banai, M.D., Director of the Division of Cardiology and Head of Interventional Cardiology, Tel Aviv Medical Center;
Francesco Giannini, M.D., Interventional Cardiology Unit, GVM Care & Research Maria Cecilia Hospital, Cotignola, Italy
Colin Berry, M.B., Ch.B., F.A.C.C., Chair in Cardiology and Imaging, University of Glasgow;
Tommaso Gori, M.D., Ph.D., University Medical Center, Mainz, Germany

"PCR has found a unique way to overcome challenges presented by the current COVID-19 pandemic to deliver what promises to be an engaging learning experience that will benefit leaders in the interventional cardiovascular community," said Fred Colen, President and Chief Executive Officer of Neovasc. "We're particularly honored to be part of PCR's exclusive Hotline and Innovation Channel, which features the most current advances in mitral intervention and revascularization strategies."

An update on the Tiara program will also be provided as part of a presentation at the TVT Connect virtual conference, taking place June 18-28:

o  Session:        Episode 6: Transcatheter Mitral Valve Replacement (TMVR)
Segment 2: TMVR Update: Transapical Programs
Date:              Friday, June 26, 4:15-4:30 pm ET
Presenter:      Gorav Ailawadi, M.D., MBA Chief, Division of Cardiac Surgery Professor, Cardiac Surgery and Biomedical Engineering Surgical Director, Advanced Cardiac Valve Center Director, Medical Device Innovation Center, University of Virginia

o  Session:        Episode 6: Transcatheter Mitral Valve Replacement (TMVR)
Segment 3: TMVR Update: Transseptal Programs
Date:              Friday, June 26, 4:30-4:45 pm ET
Presenter:      Josep Rodes‐Cabau, M.D., Interventional Cardiologist / Cardiologist. Quebec Heart Institute

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when there is inadequate supply of blood to parts of the heart muscle, despite current treatment therapies, including any form of standard revascularization and drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, it is currently under PMA review. The FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.  In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.1

1T. J. Povsic, S. Broderick, K. J. Anstrom et al., "Predictors of long-term clinical endpoints in patients with refractory angina," Journal of the American Heart Association, vol. 4, no. 2, article e001287, 2015.

About Tiara
Tiara is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation ("MR") by replacing the diseased valve. Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. with a similar number of patients affected throughout Europe. Tiara is implanted in the heart using a minimally invasive, transcatheter approach without the need for open-heart surgery or use of a cardiac bypass machine.

The Tiara valve is not commercially available and is currently being evaluated in two ongoing clinical trials: TIARA-I - an early feasibility trial in the United States, Canada, and Belgium; and TIARA-II - a European Conformité Européenne Mark trial in Germany, Italy, Spain, and the United Kingdom. In addition, patients have also been treated under compassionate programs in Canada, Italy, Germany, Israel, and Switzerland.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh
Westwicke/ICR
Phone: +1.646.877.9641
Mike.Cavanaugh@westwicke.com

Media

Sean Leous
Westwicke/ICR
Phone: +1.646.677.1839
Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the growing incidence of refractory angina, the potential expansion of the patient pool eligible for treatment with Tiara TF as a result of lower profile valve design, coupled with the innovative delivery system, expectations regarding the initiation of a clinical feasibility study in late 2020 and expectations as to the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.